FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 16, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Notice to Shareholders

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

PAYMENT OF DIVIDENDS

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), hereby informs its shareholders and the public in general, that the dividends declared by the Company at the Annual Shareholders’ Meeting held on October 16, 2020, in the amount of R$42,000,000.00, equivalent to R$0.707756051 per share, exempt from income tax in accordance with Law No 12,973/2014, shall be paid to Shareholders as from November 12, 2020, based on the shareholding position on October 16, 2020. As of October 19, 2020 the Company's shares shall be traded ex-dividend at São Paulo’s Stock Exchange (B3 – Brasil, Bolsa, Balcão).

The payment will be credited to Shareholders’ bank accounts informed to Itaú Corretora de Valores S.A., the depositary institution for the Company’s shares, on the payment date indicated above. Please be advised that the shareholders whose shares are in custody at B3 will receive the proceeds through their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds through the Bank of New York Mellon, the depositary institution hired.

For Shareholders whose registration information does not contain the Individual or Corporate Taxpayers Register number (CPF/CNPJ) or information about their “Bank/Branch/Account Number”, dividends will be paid only as of the 3rd business day after the information is updated in the electronic files of Itaú Corretora de Valores S.A..

The dividends not claimed within 3 (three) years, from the date on which they were made available to shareholders, will be forfeited in favor of the Company in accordance with Article 287, item II, Law No 6.404/76 and Article 39 of the Company's Bylaws.

São Paulo, October 16, 2020.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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